UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

2012 First Half Preliminary Operating Results

On July 27, 2012, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the first half of fiscal year 2012. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfng.com).

The preliminary figures presented herein are based on the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”) and are currently being reviewed by our independent auditor and are subject to change.

1.	Operating results of KB Financial Group (consolidated)

(Won in millions, %)		2Q 2012	1Q 2012	% Change Increase (Decrease) (Q to Q)	2Q 2011	% Change Increase (Decrease) (Y to Y)
Operating Revenue*	Specified Quarter	6,091,275	6,900,937	(11.73)	6,506,323	(6.38)
	Cumulative	12,992,212	6,900,937	—	12,955,496	0.28
Operating Income	Specified Quarter	735,990	811,604	(9.32)	1,165,214	(36.84)
	Cumulative	1,547,594	811,604	—	2,175,768	(28.87)
Income before Income Taxes	Specified Quarter	729,992	806,305	(9.46)	1,085,605	(32.76)
	Cumulative	1,536,297	806,305	—	2,102,112	(26.92)
Net Income**	Specified Quarter	547,458	603,186	(9.24)	817,335	(33.02)
	Cumulative	1,150,644	603,186	—	1,574,885	(26.94)

*	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.
**	Represents profit attributable to equity holders of the parent entity.

2.	Operating results of Kookmin Bank (consolidated)

(Won in millions, %)		2Q 2012	1Q 2012	% Change Increase (Decrease) (Q to Q)	2Q 2011*	% Change Increase (Decrease) (Y to Y)
Operating Revenue**	Specified Quarter	4,463,399	5,180,349	(13.84)	5,619,942	(20.58)
	Cumulative	9,643,748	5,180,349	—	11,376,648	(15.23)
Operating Income	Specified Quarter	646,338	689,723	(6.29)	1,166,447	(44.59)
	Cumulative	1,336,061	689,723	—	2,122,443	(37.05)
Income before Income Taxes	Specified Quarter	638,472	690,386	(7.52)	1,125,648	(43.28)
	Cumulative	1,328,858	690,386	—	2,089,956	(36.42)
Net Income***	Specified Quarter	477,897	524,675	(8.92)	859,950	(44.43)
	Cumulative	1,002,572	524,675	—	1,600,420	(37.36)

*	The cumulative figures herein include income (loss) from discontinued operations of Kookmin Bank’s credit card business, which was spun off as of the end of February 2011.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.
***	Represents profit attributable to equity holders of the parent entity.

3.	Operating results of KB Kookmin Card Co., Ltd. (consolidated)

(Won in millions, %)		2Q 2012	1Q 2012	% Change Increase (Decrease) (Q to Q)	2Q 2011*	% Change Increase (Decrease) (Y to Y)
Operating Revenue**	Specified Quarter	717,321	723,250	(0.82)	665,986	7.71
	Cumulative	1,440,571	723,250	—	914,210	57.58
Operating Income	Specified Quarter	59,398	92,802	(35.99)	88,855	(33.15)
	Cumulative	152,200	92,802	—	107,956	40.98
Income before Income Taxes	Specified Quarter	59,791	93,037	(35.73)	87,331	(31.54)
	Cumulative	152,828	93,037	—	106,363	43.69
Net Income***	Specified Quarter	45,223	71,106	(36.40)	68,236	(33.73)
	Cumulative	116,329	71,106	—	81,921	42.00

*	The cumulative figures herein cover the four-month period from March 1 to June 30, 2011. KB Kookmin Card Co., Ltd. was established on March 2, 2011 as a wholly-owned subsidiary of KB Financial Group following the spin-off of the credit card business from Kookmin Bank.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.
***	Represents profit attributable to equity holders of the parent entity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

(Registrant)

Date: July 27, 2012	By: /s/ Jong Kyoo Yoon

(Signature)

	Name:	Jong Kyoo Yoon

	Title:	Deputy President & CFO